Exhibit 99.1

Baidu to Report Second Quarter 2026 Financial Results on August 18, 2026

BEIJING, July 31, 2026 /PRNewswire/ — Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that it will report its financial results for the Second Quarter 2026 ended June 30, 2026, before the U.S. market opens on August 18, 2026. Baidu’s management will hold an earnings conference call at 8:00 AM on August 18, 2026, U.S. Eastern Time (8:00 PM on August 18, 2026, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q2 2026 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10056174-8o7ckp.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until August 25, 2026:

US: 1 855 883 1031

Reply PIN: 10056174

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and the HKEX under “9888.” One Baidu ADS represents eight Class A ordinary shares.

For investor inquiries, please contact:

Investors Relations

Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com